

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Jean Hu
Executive Vice President, Chief Financial Officer and Treasurer
Advanced Micro Devices, Inc.
2485 Augustine Drive
Santa Clara, CA 95054

     Re: Advanced Micro Devices, Inc.
          Form 10-K for the fiscal year ended December 31, 2022
          Filed February 27, 2023
          File No. 001-07882

Dear Jean Hu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation